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                                                                    EXHIBIT 99.7

(BW)(FURON/MEDEX)(FCY)(MDEX) FURON, MEDEX SIGN MERGER PACT IN TRANSACTION VALUED AT APPROXIMATELY $160 MILLION

     BUSINESS EDITORS

     LAGUNA NIGUEL, Calif. -- (BUSINESS WIRE) -- Nov. 13, 1996 -- Furon Company (NYSE: FCY), headquartered in Laguna Niguel, California, and Medex, Inc. (Nasdaq: MDEX) of Hilliard, Ohio today announced they have signed a definitive merger agreement under which FCY, Inc., Furon's subsidiary, will commence a tender offer to acquire all of Medex's outstanding shares for $23.50 per share. The total transaction is valued at $160 million (including outstanding stock options). The purchase price represents a premium of about 59% over the average trading price of the last 30 days. Following consummation of the tender offer, Furon intends to acquire any remaining Medex shares in a cash merger at the same price as paid in the tender offer.

     The merger agreement and tender offer have been unanimously approved by the board of directors of each company.

     Consummation of the tender offer is subject to customary terms and conditions, including acceptance by the holders of at least 60% of the shares of Medex along with certain regulatory approvals and the expiration of the waiting period under the Hart-Scott-Rodino Act. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission. Dean Witter Reynolds Inc. is Dealer Manager for the Offer, and MacKenzie Partners, Inc. is the Information Agent.

     In the event of a termination of the merger agreement due to a superior takeover proposal or certain other circumstances, Medex would be obligated to pay Furon a fee of approximately $8 million. Medex has granted Furon an option to acquire 10 percent of the Medex common stock exercisable at the tender offer price, upon termination of the merger agreement due to a superior takeover proposal or certain other circumstances. Management shareholders and directors of Medex have also granted Furon an option and have agreed to sell their shares to Medex upon completion of the tender offer.

     Medex, founded in 1959, had sales of $99.3 million for its fiscal year ended June 30, 1996. The company manufactures polymer-based critical care products and infusion systems for medical and surgical applications. Medex products are sold in more than 50 countries to hospitals and alternate care facilities and to original equipment manufacturers serving the health care industry worldwide.

     Furon, a leading international manufacturer of engineered polymer components serving a number of industries, including health care, had sales of $345 million for its fiscal year ended February 3, 1996. The company was founded in 1955.

     J. Michael Hagan, Furon's chairman and chief executive officer, said "The acquisition of Medex represents an important step in the implementation of Furon's growth strategy by leveraging our materials technology and manufacturing know how in an industry sector that is non cyclical and provides a balance to our overall business. In addition to its strong management, sales, marketing, and manufacturing team, Medex has excellent channels to market directly to health care providers. From this base, we can accelerate growth with new products, product line extensions, and market penetration.

     Hagan added that Furon has secured financing commitments to complete the transaction.

     Bradley P. Gould, president and chief executive officer of Medex, said "Joining forces with Furon provides added resources that will permit us to develop new medical products and expand our market penetration on a global basis. The transaction signifies a quantum stride in our quest to attain greater market recognition for our products in the neonatal and pediatric intensive care and the adult critical care and anesthesia markets."

     Furon currently manufactures a line of shunts, catheters, tubing and other medical products primarily for original equipment manufacturers. Its medical products comprised approximately three percent of the company's total sales during fiscal 1996.
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     Medex designs, manufactures and distributes critical care products and infusion systems for a wide range of medical and surgical applications. Critical care products are utilized in intravenous therapies such as fluid and drug administration, as well as pressure monitoring and cardiac catheterization. Infusion systems include a range of infusion pumps designed to deliver prescribed doses of drugs and fluids to patients. With corporate headquarters in Columbus, the company has domestic operations in Ohio and Georgia. Medex also operates subsidiaries in the United Kingdom, Germany and France. Medex stock is traded over-the-counter on the Nasdaq National Market under the MDEX symbol.

     Furon is the world's leader in engineered polymer components for the industrial marketplace. The company serves five key markets: electronics, processing industries, capital goods, transportation, and health care.

     Certain statements contained in this release are forward looking and may involve risk and uncertainties including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product development, and other risks disclosed in the company's Securities and Exchange Commission filings.

     CONTACT:  Furon Company
          Mike Hagan/Monty Houdeshell, 714/831-5350
               or
          Medex, Inc.
               Bradley P. Gould/Michael J. Barilla, 614/529-3803 or
          Pondel, Parsons & Wilkinson
          Roger Pondel, 310/207-9300